EXHIBIT 99.1

DeFi Technologies and Valour Partner with MERGE to Host DeFi Technologies Insights Symposium in São Paulo

•	DeFi Technologies and Valour have partnered with MERGE and will host the DeFi Technologies Insights Symposium in São Paulo on March 16, 2026, as part of one of Latin America's leading crypto/fintech conferences.
•	The São Paulo program spans three key moments across landmark venues: the curated Symposium (March 16), an invitation-only institutional gathering at Theatro Municipal (March 17), and the main MERGE conference at WTC São Paulo (March 18-19), with DeFi/Valour also featured on the main stage.
•	The event builds on Valour's December 2025 expansion into Brazil, including B3-listed ETPs and DEFT31 BDRs, reinforcing a long-term commitment to Brazilian and Latin American institutional engagement, with continued collaboration planned for MERGE Madrid in October 2026.

TORONTO, Feb. 6, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce a strategic partnership with MERGE, one of Latin America's premier conferences at the intersection of crypto, fintech, and financial innovation. As part of the partnership, DeFi Technologies will host the DeFi Technologies Insights Symposium in São Paulo on March 16, 2026.

MERGE is expected to welcome more than 5,000 attendees, feature four stages and over 300 speakers, and convene leaders from across the crypto and fintech ecosystem, including regulators, policymakers, and financial institutions. The conference will be held in English and Portuguese and will attract a strong international audience representing Latin America, Europe, and the United States.

The DeFi Technologies Insights Symposium is a premier series of in-person events examining the impact of digital assets, real-world assets (RWA), blockchain, quantum technologies, and artificial intelligence across retail, institutional, and sovereign markets. The São Paulo edition will highlight real-world adoption, market infrastructure, regulatory evolution, and investment innovation, with a particular focus on cross-border opportunities.

The partnership will span several key moments during MERGE week in São Paulo:

•	March 16, 2026: The DeFi Technologies Insights Symposium, a curated forum within MERGE, bringing together global decision-makers and innovators to explore how emerging technologies are reshaping modern finance.
•	March 17, 2026: The MERGE Institutional Summit, an invitation-only institutional gathering for 400 guests at the Theatro Municipal de São Paulo, focused on senior-level dialogue among financial institutions, regulators, and policymakers.
•	March 18-19, 2026: The main MERGE conference at the World Trade Center São Paulo, hosting 5,000 attendees for two days of programming and networking.

As part of the partnership, executives from DeFi Technologies and Valour will also speak on the MERGE main stage at the World Trade Center São Paulo on March 18, engaging global industry leaders in a high-level discussion on the evolution of decentralized finance, institutional adoption of digital assets, and the convergence of traditional capital markets with on-chain infrastructure. Their contribution will underscore the group's leadership across regulated digital asset products, market infrastructure, and cross-border capital markets.

Brazil is a core market for both DeFi Technologies and Valour, reflecting the country's growing importance in global capital markets and digital asset adoption. In December 2025, Valour expanded into Brazil by launching a suite of digital asset ETPs listed on B3, alongside Brazilian Depositary Receipts (BDRs) representing DeFi Technologies' publicly listed shares. The products include DEFT31 (BDRs representing DeFi Technologies' Nasdaq-listed DEFT shares), BTCV (Valour Bitcoin), ETHV (Valour Ethereum), XRPV (Valour Ripple), VSOL (Valour Solana), and VSUI (Valour Sui). These products provide Brazilian investors with BRL-denominated, locally listed exposure to both DeFi Technologies' equity and leading digital assets through the same brokerage and custody infrastructure used for equities and ETFs.

This expansion into Brazil marked a significant milestone for Valour, representing its first market entry outside Europe and establishing a foundation for broader growth across Latin America. Hosting the DeFi Technologies Insights Symposium in São Paulo builds on this momentum and underscores a long-term commitment to engaging Brazilian institutional investors, regulators, and market participants.

"Partnering with MERGE and bringing the DeFi Technologies Insights Symposium to São Paulo is a meaningful step in expanding our presence in one of the most important digital asset markets globally," said Andrew Forson, President of DeFi Technologies and Chief Growth Officer at Valour. "Brazil is quickly becoming a key hub where institutional capital, regulatory clarity, and market infrastructure are converging. Our goal is to deepen engagement with advisors, institutions, and market participants, strengthen education around regulated access to digital assets, and translate that momentum into sustained interest and inflows for Valour's structured, locally accessible products."

The collaboration with MERGE extends beyond São Paulo and reflects a wider strategic partnership across MERGE's international event platform. DeFi Technologies and Valour will continue this engagement at MERGE Madrid in October 2026, reinforcing a long-term commitment to advancing institutional dialogue, market education, and cross-border collaboration across Europe and Latin America.

Through this expanded partnership with MERGE, DeFi Technologies and Valour aim to foster collaboration between traditional finance and decentralized technologies, support institutional education, and contribute to the continued development of global digital asset markets.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to commercial collaborations with MERGE; investor confidence in digital assets generally; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press: KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 06-FEB-26